SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Hennessy Advisors, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

425885100
(CUSIP Number)

May 19, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 425885100	13G	Page 2 of 6 Pages

1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Charles M. Almond

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [  ]
                                                                         (b) [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

                              5     SOLE VOTING POWER

                                     448,999

   NUMBER OF
     SHARES           6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0

      EACH
   REPORTING      7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     448,999

                               8    SHARED DISPOSITIVE POWER

                                     0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       448,999

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.8%

12   TYPE OF REPORTING PERSON*

      IN

CUSIP No. 425885100	13G	Page 3 of 6 Pages

Item 1.

(a)      Name of Issuer

          Hennessy Advisors, Inc.

(b)      Address of Issuer's Principal Executive Offices

          7250 Redwood Blvd.
          Suite 200
          San Francisco, CA 94104

Item 2.

(a)      Name of Person Filing

          Charles M. Almond*

(b)      Address of Principal Business Office or, if none, Residence

          Charles M. Almond
          PO Box 2100
          Mill Valley, CA 94941

(c)      Citizenship

          USA

(d)      Title of Class of Securities

          Common Stock

(e)      CUSIP Number

          425886100

*  Mr. Almond  is filing in his own name as well as trustee of the Almond Family 2001 Trust and trustee of the Almond Family Foundation.  Mr. Almond has exclusive control over the investments made by the Almond Family 2001 Trust and the Almond Family Foundation.

CUSIP No. 425885100	13G	Page 4 of 6 Pages

Item 3.  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

          448,999 shares as at March 14, 2012

(b)      Percent of class:

          7.8%

(c)      Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	448,999

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	448,999

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not Applicable

CUSIP No. 425885100	13G	Page 5 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          The Almond Family 2001 Trust, a Washington State trust (the “Trust”) is the owner of 344,886 shares. The trustee of the Trust is Charles M. Almond. Mr. Almond has exclusive control over the investments made on behalf of the Trust. The beneficiaries of the Trust are his children.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.  Identification and Classification of Members of the Group.

          Not Applicable

Item 9.  Notice of Dissolution of Group.

          Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencingthe control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 425885100	13G	Page 6 of 6 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2012	By:	/s/ Charles M. Almond